SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 17 June 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BANK OF IRELAND PURCHASE OF OUTSTANDING SECURITIES BY TENDER OFFERS

Bank of Ireland today announces that a subsidiary, BOI Capital Holdings Ltd, has purchased US dollar denominated Tier 1 securities from two separate securities with a face value of $600m. The securities were purchased for 40% of the face value of the securities in line with the previously announced minimum tender prices.

Including the previously completed Euro and Sterling tender offers the nominal value of securities repurchased is circa €1.7bn and the combined equity accretion for the Bank of Ireland Group from the tender offers is expected to be circa €1 billion.

Including the impact of the tender offers on a proforma basis the estimated capital ratios of the Group at March 2009 would have been

                                            Proforma                Reported

Equity Tier 1                               7.1%                    6.2%
Core Tier 1                               10.5%                    9.5%
Total Tier 1                               11.3%                   12.0%
Total Capital                             14.5%                   15.2%

Contact Details:
Brian Kealy (Head of Capital Management)              Ph. +353 1 6043537
Colin Reddy (Capital Management)                          Ph. +353 1 6043526

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 17 June 2009